EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE DISTRIBUTION

NOMAD ROYALTY COMPANY SHAREHOLDERS APPROVE ACQUISITION BY SANDSTORM GOLD

MONTREAL, QUÉBEC – August 9, 2022 – Nomad Royalty Company Ltd. (TSX and NYSE: NSR) (“Nomad” or the ”Company”) is pleased to announce the voting results from its special meeting of shareholders (the ”Meeting”) held earlier today.

The resolution approving the acquisition of the Company by Sandstorm Gold Ltd. (the “Purchaser”) by way of a plan of arrangement under the Canada Business Corporations Act (the ”Arrangement”) was approved by 99.73% of the votes cast by shareholders present in person (virtually) or represented by proxy and entitled to vote at the Meeting and by 99.73% of the votes cast by shareholders present in person (virtually) or represented by proxy and entitled to vote at the Meeting, excluding the votes cast by certain persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Votes at the Meeting were taken by poll online, and proxies were received by the Company prior to the Meeting.

In addition to the approval of the Arrangement by Nomad shareholders, Sandstorm shareholders approved the proposed share issuance in connection with the Arrangement at a special meeting of Sandstorm shareholders held today.

The Company also reports that it has received the South African Competition approval as described in the Company’s Management Information Circular dated July 11, 2022. The Company has now received all regulatory approvals required to complete the Arrangement. The closing of the Arrangement remains subject to final approval by the Superior Court of Québec, for which the hearing is scheduled to take place on August 12, 2022. Subject to court approval being obtained and the other conditions to closing being satisfied or waived, the Arrangement is expected to be effective on or about August 15, 2022.

Following completion of the Arrangement, the Company expects to delist its common shares from the Toronto Stock Exchange (“TSX”), New York Stock Exchange and Frankfurt Stock Exchange and to delist its listed warrants from the TSX. The Company has also applied to the Canadian securities regulators for the Company to cease to be a reporting issuer in the applicable jurisdictions following completion of the Arrangement.

For a more detailed description of the Arrangement, including regulatory matters and approvals, please see the Company’s Management Information Circular dated July 11, 2022, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Nomad Royalty Company Ltd.

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 21 royalty, stream and other assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com

About Sandstorm Gold Ltd.

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. After the closing of the Nomad Acquisition announced on May 2, 2022, Sandstorm will hold a portfolio of 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CONTACT INFORMATION

For more information about Nomad, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbour provisions (collectively, “forward-looking statements”). The forward-looking statements contained in this press release are expressly qualified by this cautionary statement and readers are cautioned not to put undue reliance on them.

All statements other than statements of historical fact included in this release, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might”, “have potential” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements, including but not limited to statements with respect to the anticipated completion and timing of completion of the Arrangement; the ability to obtain required Court approval for the Arrangement, the timing of obtaining such approvals, the delisting of the Company’s common shares and listed warrants, and the Company’s reporting issuer status following completion of the Arrangement. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

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Please consult the section titled “Risk Relating to the Arrangement and the Combined Company” in the Circular as well as section titled “Risk Factors” in Nomad’s annual information form dated March 30, 2022 for the fiscal year ended December 31, 2021, and section titled “Risks and Uncertainties” in Nomad’s management’s discussion and analysis of Nomad for the fiscal year ended December 31, 2021 and Nomad’s interim management discussion and analysis of Nomad for the three months ended March 31, 2022, each of which can be found under Nomad’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained in this press release are made as of the date of this press release. Nomad disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws. If Nomad updates any one or more forward-looking statements, no inference should be drawn that Nomad will make additional updates with respect to those forward-looking statements.

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